Exhibit 99.1

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Orla Mining Ltd. (the “Company”)

Suite 202 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Item 2	Date of Material Change

June 30, 2021

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated by the Company on June 30, 2021 through Newswire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On June 30, 2021, the Company announced a non-brokered prospectus financing consisting of 9,085,263 common shares (the “Common Shares”) priced at C$4.75 per common share for total gross proceeds of approximately US$35,000,000 (C$43,155,000) (the “Offering”).

Item 5	Full Description of Material Change

On June 30, 2021, the Company announced a non-brokered prospectus financing consisting of 9,085,263 Common Shares priced at C$4.75 per common share for total gross proceeds of approximately US$35,000,000 (C$43,155,000).

The Offering has been subscribed to by accredited investors under applicable securities laws, including a large institutional investor, Pierre Lassonde (“Lassonde”), Agnico Eagle Mines Limited (“Agnico Eagle”), and Trinity Capital Partners Corporation. The Company entered into binding commitment letters with respect to the Offering, where parties agreed, subject to certain customary conditions and the execution of formal subscription agreements, to purchase the Common Shares. Subsequent to announcement, the Company entered into subscription agreements with the investors, which agreements supersede the commitment letters and set out the definitive terms and conditions of the Offering.

The net proceeds from the Offering will be used for development activities at the Camino Rojo Oxide Gold Project and at the Cerro Quema Oxide Gold Project, exploration activities, technical studies on the Camino Rojo Sulphide Project, and for general corporate purposes.

The Common Shares are being offered in Canada by way of a prospectus supplement which was filed on July 5, 2021 in all provinces and territories of Canada, except Québec, and in the United States pursuant to a “shelf” registration statement on Form F-10 (File No. 333-252957) previously filed and declared effective by the U.S. Securities and Exchange Commission (SEC) on March 15, 2021 under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States. The Offering is being made only by means of the prospectus supplement and accompanying prospectus that forms a part of the registration statement.

The Offering is expected to close on or about July 14, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals and listings, including the approval of the Toronto Stock Exchange and the NYSE American.

This material change report shall not constitute investment advice or an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful under the requirements of the United States Securities Act of 1933, as amended, or under applicable state securities laws.

Multilateral Instrument 61-101

Agnico Eagle and Lassonde are insiders of the Company. Agnico Eagle currently owns approximately 9.2% of the issued and outstanding Common Shares. Following completion of the Offering, pursuant to which Agnico Eagle will acquire an additional 1,687,263 Common Shares, Agnico Eagle will own 23,615,348 Common Shares representing 9.6% of the outstanding Common Shares on completion of the Offering. Lassonde currently owns approximately 12.1% of the issued and outstanding Common Shares. Following completion of the Offering, pursuant to which Lassonde will acquire an additional 1,687,263 Common Shares, Lassonde will own 30,412,963 Common Shares representing 12.3% of the outstanding Common Shares on completion of the Offering. Such participation in the Offering constitutes a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Common Shares to be issued to Agnico Eagle and Lassonde will not result in a material change to their respective shareholdings. The Offering, including the participation of the insiders and issuance of Common Shares in connection therewith, was considered, and ultimately approved by the board of directors of the Company. The Company is relying on the exemption from the formal valuation and minority approval requirements set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value insofar as it relates to interested parties is not more than 25% of Orla’s market capitalization. This material change report is being filed less than 21 days before the closing of the Offering as the participation of insiders of the Company in the Offering had not been confirmed at that time.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Etienne Morin at (604) 564-1852.

Item 9	Date of Report

DATED as of this 7th day of July, 2021.

Forward-looking Statements

This material change report contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements with respect to the use of funds and expectations regarding the closing of the Offering, the Company's construction and operation of projects, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that all necessary approvals for the offering will be received, that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to failure to obtain necessary approvals, uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.